

Mail Stop 3561

January 19, 2017

ExlService Holdings, Inc.
Vishal Chhibbar
Chief Financial Officer
280 Park Avenue, 38th Floor
New York, New York 10017

     Re: **EXLService Holdings, Inc.**
             Form 10-K for Fiscal Year Ended December 31, 2015
             Filed February 26, 2016
             File No. 1-33089

Dear Mr. Chhibbar:

We have reviewed your December 2, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 1, 2016 letter.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

3. Segment Information, page F-18

1. Please tell us your primary goals and strategies for each of your operating segments, and how they are similar to or dissimilar from your other operating segments.

2. You state on page 8 of your response that you market your ability to provide BPM or operations management in a consistent manner to similar buyers regardless of the industry or the geography of a particular client. You also state that each of your five industry verticals provide services related to business processes specific to that industry.

Please tell us how your marketing approach is similar or dissimilar across the customers of your operating segments, including but not limited to the themes, concepts, and areas of emphasis in your messaging.

3. You state on page 7 of your response that all of your operating segments leverage the same infrastructure, and on page 8 of your response state that the nature of the production process is similar in terms of service delivery methods, resources and use of technology or infrastructure. We have the following comments:

    - Please tell us more about the methods used to deliver the products and services (e.g., the extent of automated processes versus use of specialized personnel, the degree of customization of technology) and how they are similar or dissimilar across operating segments, including whether the same or similar personnel and technology in one operating segment could be used to deliver the products and services in another operating segment. For example, whether personnel and infrastructure in the healthcare operating segment can be easily transferred to deliver services in the utilities or insurance operating segments. In this regard, you disclose on page 4 of your Form 10-K for the fiscal year ended December 31, 2015 that to support your healthcare client's business objectives, you have over 1,500 clinical and non-clinical professionals globally, which appears to be specific to that industry vertical;
    - If personnel and technology can be easily transferred between operating segments, please tell us why you have organized yourself by industry verticals, F&A, and consulting operating segments as opposed to geographic or functional area, and what the efficiencies are to being organized in this manner that exceeds other types of efficiencies from other structures; and
    - As your operating segments leverage the same infrastructure, please identify the types of shared infrastructure costs and tell us how they are allocated among the operating segments.

4. Please tell us more about the example you provided on page 8 in your response of reallocating the resources and infrastructure associated with a significant client that you lost in 2014 to other clients not only in that industry vertical but in other industry verticals as well. Specifically, please tell us:

    - The nature of the services;
    - Whether the resources and infrastructure were for industry-specific or general services;
    - The time and resources you used to reallocate the resources; and
    - The frequency with which this type of reallocation of resources and infrastructure occurs.

5. We note your discussion of the nature of the regulatory environment on page 9 of your response. You describe the various regulations you are subject to on pages 16 and 17 of

your Form 10-K for the fiscal year ended December 31, 2015, including that your client contracts may specify other regulatory requirements you must meet in connection with the services you provide. Please provide a more robust discussion of the regulatory environment applicable to each of your operating segments as well as the customers of each of your operating segments, and tell us how you considered these regulatory environments in assessing whether your operating segments have similar economic characteristics as part of your aggregation analysis in accordance with ASC 280-10-50-11.

6. We note analysts have asked specific questions about your industry verticals on earnings calls. During your February 23, 2016 earnings call, your CEO responded to one such question by describing your insurance and healthcare industry verticals as being quite different in terms of their profile. He described the insurance industry vertical as being highly underpenetrated and having overall slow growth as compared to the health care industry being characterized by significant regulatory change and growth. Please tell us how you considered these and other such industry differences in assessing whether your operating segments have similar economic characteristics as part of your aggregation analysis in accordance with ASC 280-10-50-11.

7. Please provide the "contribution margin" measure that is reviewed by your CODM for each of your operating segments for the same periods as the information on page 10 of your response.

8. We note the information you provided on pages 10 and 11 of your response. Please tell us the reasons for differences in historical and projected revenues, gross margin, and contribution margin for and between each operating segment. Please also tell us whether, and if so what, economic trends impacting the industries the operating segments serve are correlated to trends in the measures of each operating segment.

9. Please tell us your assumptions supporting your projected future revenues, gross margin, and contribution margin for each operating segment, as well as the level of uncertainty associated with those assumptions.

10. You describe the factors impacting your long-term gross profit and the cost of revenue characteristics of your operating segments in your operations management segment on page 10 of your response. Please tell us in detail the extent to which these factors and characteristics are similar or dissimilar across your operating segments based on the products and services provided, providing quantification where possible.

11. We note your budgeting process discussion on page 6 of your response, as well as the risk factors disclosed on page 18 of your Form 10-K for the fiscal year ended December 31, 2015, which include a discussion of volatility and disruption of the capital and credit markets impacting companies in the banking, financial services and insurances industries to which you provide services. Please tell us how economic trends affecting the

industries of the customers you serve are considered in developing budgets and in explaining why results were different from budgets for each of your operating segments. In your response, please specifically discuss how trends impacting customers of only certain industry verticals are considered.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Nancy Saltzman, General Counsel and Chief Compliance Officer